PRINCETON, N.J., June 18, 1996 -- Interpool, Inc. (NYSE:IPX) announced today that its wholly-owned subsidiary, Interpool Limited, has filed a registration statement with the Securities and Exchange Commission relating to a proposed initial public offering of 7.65 million primary shares of Interpool Limited's common stock at an offering price in the range of $14-16 per share.

Upon consummation of the offering, public investors would own approximately 7.65 million shares, or 22.4% of Interpool Limited's common stock, and Interpool, Inc. would continue to own 26.5 million shares, or 77.6% of Interpool Limited's common stock.

Interpool, Inc has two separate business -- the international container leasing business, conducted by Interpool Limited, and the domestic intermodal equipment leasing business, conducted by Interpool, Inc. and its other subsidiaries.

The total gross proceeds to Interpool Limited from the offering are expected to be approximately $115 million. Interpool Limited intends to use approximately $85 million of the net proceeds from the offering to repay borrowings, including approximately $41 million owed to its parent, Interpool, In c. The balance of the net proceeds from the offering will be used by Interpool Limited for working capital and general corporate purposes. The principal purpose of the offering is to increase Interpool Limited's equity capital base and facilitate its future access to low-cost capital through the p rivate and public capital markets.

Martin Tuchman, chairman and chief executive officer of Interpool, Inc. and Interpool Limited, said, "From the perspective of the parent company, raising capital for Interpool Limited through the sale of a minority interest has substantial benefits because it enables Interpool Limited to attract ca pital at the lowest cost. The expected valuation of Interpool Limited will increase the per share book value of Interpool, Inc., and should also result in a higher market valuation for Interpool, Inc." Tuchman added, "As a result of the repayment of the $41 million of intercompany debt, Interpool, Inc. will be well-positioned with $70 million in cash at the parent company to continue its conservative growth strategy as the world's second largest lessor of container chassis and to take other steps to enhance shareholder value."

Interpool Limited's 7.65 million share offering will be managed by Donaldson, Lufkin & Jenrette Securities Corp., Smith Barney Inc. and Furman Selz L.L.C. It is anticipated that the underwriters will be granted an over-allotment to purchase an additional 1.15 million shares. The offering is expec ted to be completed in August 1996.

Interpool Limited, which is incorporated under the laws of Barbados, is one of the world's leading lessors of cargo containers used in worldwide trade, primarily to international shipping lines. In addition to the activities of its subsidiary Interpool Limited, Interpool, Inc., through its subsidia ry Trac Lease, Inc., is the world's second largest lessor of container chassis to international shipping lines, and also leases domestic containers, trailers and related transportation equipment to the railroad industry for use in the United States.

CAPSULE FINANCIAL INFORMATION
In order to improve investor understanding of Interpool, Inc.'s separate businesses -- the international container business conducted by Interpool Limited and the domestic intermodal equipment leasing business conducted by Interpool, Inc. and its other subsidiaries -- Interpool, Inc.'s financial information will now be presented on a separate basis for each business. The following table presents selected items for Interpool Limited and the domestic intermodal leasing business from Interpool Inc.'s consolidating income statement for the year ended December 31, 1995 and the three months ended March 31, 1996:


                                    INCOME STATEMENT DATA
                           (In thousands, except per share amounts)

                                        INTERPOOL INC.
                       -------------------------------------------------
YEAR ENDED                 International    Domestic
DECEMBER 31, 1995          Container        Intermodal    Interpool
(ACTUAL)                   Division         Division      Inc.
                       (Interpool Limited)  (All Other)   (Consolidated)
Revenues                    $ 64,170        $ 63,755        $127,925
Operating cash flow           56,119          16,663          72,782
Operating income (EBIT)       45,311          25,441          70,752
Income before
 extraordinary and
 nonrecurring items           22,556           6,989          29,545

Weighted average shares
 outstanding                      --              --          20,556

lncome per share before
 extraordinary and
 nonrecurring items
 -- fully diluted           $   1.10(1)           --        $   1.51

                                        INTERPOOL INC.
                       -------------------------------------------------
THREE MONTHS ENDED         International    Domestic
MARCH 31, 1996             Container        Intermodal    Interpool
(ACTUAL)                   Division         Division      Inc.
                       (Interpool Limited)  (All Other)   (Consolidated)
Revenues                    $ 18,886         $ 16,293      $ 35,179
Operating cash flow           21,279            4,032        25,311
Operating income (EBIT)       13,039            6,912        19,951
Income before
 extraordinary and
 nonrecurring items            6,580            1,868         8,448

Weighted average shares
 outstanding                      --               --        20,589

lncome per share before
 extraordinary and
 nonrecurring items
 -- fully diluted           $   0.32(1)            --      $   0.41


(1) Interpool Limited's net income divided by Interpool, Inc.'s weighted average shares outstanding.

The following table presents selected items from the consolidating balance sheet of Interpool Inc. as of March 31, 1996 and as adjusted to give effect to the offering by Interpool Limited:

                                     BALANCE SHEET DATA
                                        (In thousands)

                                        INTERPOOL INC.
                       -------------------------------------------------
MARCH 31 1996 (ACTUAL)     International    Domestic
                           Container        Intermodal    Interpool
                           Division         Division      Inc.
                       (Interpool Limited)  (All Other)   (Consolidated)

Cash short-term
 investments and
 marketable securities      $ 26,104         $ 26,670       $ 52,774
Total assets(2)              533,612          346,334        879,946
Funded debt(2)               356,026          234,717        590,743
Equity                       108,325          149,614        257,939
Book value per share(3)           --               --         $12.55



                                         INTERPOOL INC.
                       -------------------------------------------------
MARCH 31, 1996             International     Domestic
(AS ADJUSTED)              Container         Intermodal    Interpool
                           Division          Division      Inc.
                       (Interpool Limited)   (All Other)   (Consolidated)

Cash short-term
 investments and
 marketable securities      $ 46,704         $ 68,079      $ 114,783
Total assets(2)              554,212          387,743        941,955
Funded debt(2)               312,435          234,717        547,152
Minority interest
 in Interpool Limited                                         47,919
Equity                       213,925          149,614        315,620
Book value per share(3)           --               --         $15.36


A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which s uch offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(2) Excludes inter-company debt.
(3) Assumes  full  conversion  of  Interpool  Inc.'s   outstanding   convertible
    preferred stock.

    CONTACT: Interpool Inc.,
             Raoul J. Witteveen,  212/916-3264